F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

December 6, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: Mr. Thomas Kluck

Dear Sir:

Re: Thrifty Printing Inc. (the "Company"), File # 333-122005

Withdrawal of Incorrect Filing

On Monday, November 14, 2005, we incorrectly filed a Form 8-A under Subtemplate 1, F-8/A. We hereby request that you withdraw this filing as it was filed under the incorrect form.

Upon filing of this withdrawal, we will immediately refile under the correct form type, Subtemplates 3, F8-A12G.

Thank you for your assistance in this matter.

Yours truly,
FRASER and COMPANY

Per: "Diana Mark"

Diana Mark, Legal Assistant

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: mark@fraserlaw.com